UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)
NOVEN PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))
NORTHSTAR MERGER SUB, INC.
A Wholly-Owned Subsidiary of
HISAMITSU U.S., INC.
A Wholly-Owned Subsidiary of
HISAMITSU PHARMACEUTICAL CO., INC.
(Names of Filing Persons (Offerors))
COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)
670009109
(CUSIP Number of Class of Securities)
Mr. Nobuo Tsutsumi, Ph.D.
General Manager of Legal Department
Hisamitsu Pharmaceutical Co., Inc.
Marunouchi, Chiyoda-ku 1-11-1
Tokyo, 100-6221, Japan
81-3-5293-1700
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
Kevin A. Rinker, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
(212) 909-6000
CALCULATION OF FILING FEE

Amount of Filing
Transaction Valuation(1)	Fee(2)
$407,383,098	$22,732

(1)	Estimated for purposes of calculating the filing fee only. This amount is the sum of (i) 23,535,967 shares of Noven Pharmaceuticals, Inc. common stock (based on 25,028,987 outstanding as of July 9, 2009, less 1,240,000 shares owned by Hisamitsu Pharmaceutical Co., Inc. and 253,020 outstanding shares of restricted stock) by $16.50 per share, which is the offer price, plus (ii) $3,057,352 expected to be paid in connection with the cancellation of outstanding options, (iii) $10,982,460 to be paid in connection with the cancellation of outstanding stock appreciation rights, plus (iv) $825,000 expected to be paid in connection with cancellation of outstanding restricted stock units, and (v) $4,174,830 expected to be paid in connection with cancellation of shares of restricted stock.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, by multiplying the transaction value by 0.0000558.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $22,732	Filing Party: Hisamitsu U.S., Inc.
	Form of Registration No.: SC-TO-T	Date Filed: July 23, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 11. Additional Information.
Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX
EX-99.A.5.G
EX-99.A.5.H
EX-99.A.5.I

     This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission on July 23, 2009 (the “Schedule TO”) by (i) Northstar Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Hisamitsu U.S., Inc., a Delaware corporation (“Holdings”) and wholly-owned subsidiary of Hisamitsu Pharmaceutical Co., Inc., a corporation organized under the laws of Japan (“Parent”), (ii) Holdings and (iii) Parent, relating to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share, together with the associated Series A junior participating preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of November 6, 2001, between the Company and American Stock Transfer & Trust, as amended (the “Shares”), of Noven Pharmaceuticals, Inc., a Delaware corporation (the “Company”), at a purchase price of $16.50 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 23, 2009 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.
     Capitalized terms used in this Amendment No. 1 and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.
     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 1.
Item 11. Additional Information.
     Item 11(a)(3) of the Schedule TO is hereby amended and supplemented by adding the following sentences at the end of the last paragraph thereof:
     “In connection with the purchase of Shares, on July 28, 2009, Parent filed a Notification and Report Form for Certain Mergers and Acquisitions with the DOJ and FTC pursuant to the HSR Act. Parent, Holdings and the Purchaser currently expect the waiting period required under the HSR Act to expire at 11:59 p.m., New York City time, on August 12, 2009, unless additional information is requested or earlier termination of such waiting period is granted.”
     Item 11(a)(5) of the Schedule TO is hereby amended and supplemented by adding the following paragraphs after the last paragraph thereof:
     “On July 17, 2009, a purported stockholder class action complaint was filed in the Eleventh Judicial Circuit of Florida. The complaint, captioned Zucker v. Brandt, et al., names as defendants the Company, the members of its Board of Directors, Holdings and the Purchaser. The Company has been provided with a copy of an amendment to this complaint, which plaintiffs’ counsel indicated would be filed on July 24, 2009 (as amended, the “Zucker Complaint”). The Zucker Complaint asserts that the Company’s directors breached their fiduciary duties to the Company’s stockholders and that the Company, Holdings and the Purchaser aided and abetted the directors’ breaches of fiduciary duties. In support of these claims, the Zucker Complaint includes allegations similar to those set forth in the complaints described above as well as an allegation that the Schedule 14d-9 filed by the Company included inadequate disclosures and material disclosure omissions.
     On July 23, 2009, another plaintiff filed a purported stockholder class action complaint in the Court of Chancery of the State of Delaware. The complaint, captioned Murphy v. Noven Pharmaceuticals, Inc., et al. (the “Delaware Murphy Complaint”), names as defendants the Company and the members of its Board of Directors and is nearly identical to the complaint filed by the same plaintiff on July 15, 2009 in the Eleventh Judicial Circuit of Florida (the “Florida Murphy Complaint”), described above. The complaint asserts claims and requests relief similar to the IBEW Complaint and the Florida Murphy Complaint.
     On July 24, 2009, another plaintiff filed a purported stockholder class action complaint in the Eleventh Judicial Circuit of Florida. The complaint, captioned Noven v. Yetter, et al., names as defendants the Company, the members of its Board of Directors and Parent. The complaint asserts claims and requests relief similar to the IBEW Complaint, the Florida Murphy Complaint and the Delaware Murphy Complaint.
     Parent, Holdings and the Purchaser believe that the allegations set forth in each of the complaints described above lack merit and will contest them vigorously.”

Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibits:

(a)(5)(G)	Complaint of Arthur I. Murphy Jr., filed in the Court of Chancery of the State of Delaware and dated July 23, 2009.
(a)(5)(H)	Complaint of Zucker, et al., filed in the Eleventh Judicial Circuit of Florida and dated July 24, 2009.
(a)(5)(I)	Complaint of David Noven, filed in the Eleventh Judicial Circuit of Florida and dated July 24, 2009.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HISAMITSU PHARMACEUTICAL CO., INC.

By:	/s/ Hirotaka Nakatomi

	Name:	Hirotaka Nakatomi
	Title:	President & Chief Executive Officer
	Date:	July 28, 2009

HISAMITSU U.S., INC.

By:	/s/ Nobuo Tsutsumi, Ph.D.

	Name:	Nobuo Tsutsumi, Ph.D.
	Title:	Secretary
	Date:	July 28, 2009

NORTHSTAR MERGER SUB, INC.

By:	/s/ Nobuo Tsutsumi, Ph.D.

	Name:	Nobuo Tsutsumi, Ph.D.
	Title:	Secretary
	Date:	July 28, 2009

EXHIBIT INDEX

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated July 23, 2009.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)(A)	Joint Press Release issued by Hisamitsu Pharmaceutical Co., Inc., and Noven Pharmaceuticals, Inc. on July 14, 2009, incorporated herein by reference to the Schedule TO filed by Hisamitsu Pharmaceutical Co., Inc. on July 14, 2009.
(a)(5)(B)	Summary Newspaper Advertisement as published in The Wall Street Journal on July 23, 2009.*
(a)(5)(C)	Press Release issued by Hisamitsu Pharmaceutical Co., Inc. on July 23, 2009.*
(a)(5)(D)	Complaint of IBEW Local Union 98, filed in the Court of Chancery of the State of Delaware and dated July 15, 2009.*
(a)(5)(E)	Complaint of Arthur I. Murphy, Jr., filed in the Eleventh Judicial Circuit of Florida and dated July 15, 2009.*
(a)(5)(F)	Complaint of Louisiana Municipal Police Employees, filed in the Court of Chancery of the State of Delaware and dated July 16, 2009.*
(a)(5)(G)	Complaint of Arthur I. Murphy Jr., filed in the Court of Chancery of the State of Delaware and dated July 23, 2009.
(a)(5)(H)	Complaint of Zucker, et al., filed in the Eleventh Judicial Circuit of Florida and dated July 24, 2009.
(a)(5)(I)	Complaint of David Noven, filed in the Eleventh Judicial Circuit of Florida and dated July 24, 2009.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger dated as of July 14, 2009, by and among Hisamitsu Pharmaceutical Co., Inc., Hisamitsu U.S., Inc., Northstar Merger Sub, Inc. and Noven Pharmaceuticals, Inc.*
(d)(2)	Confidentiality Agreement, dated as of June 25, 2008, between Hisamitsu Pharmaceutical Co., Inc. and Noven Pharmaceuticals, Inc.*
(d)(3)	Exclusivity Agreement, dated as of June 4, 2009, between Hisamitsu Pharmaceutical Co., Inc. and Noven Pharmaceuticals, Inc.*
(d)(4)	Amended and Restated Employment Agreement, dated July 14, 2009, between Noven Pharmaceuticals, Inc. and Jeffrey Eisenberg.*
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed on the Schedule TO, dated July 23, 2009.

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